Momentus Inc.
3901 N. First Street
San Jose, California

October 2, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn:
Eranga Dias
Asia Timmons-Pierce

Re:
Momentus Inc.
Registration Statement on Form S-1
Submitted September 15, 2025
File No. 333-290243
CIK No. 0001781162

Dear Mr. Dias and Ms. Timmons-Pierce:

By your letter dated September 29, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-1 (the “S-1”), originally filed with the Staff on September 15, 2025, by Momentus Inc. (the “Company”).  This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.

Registration Statement on Form S-1 filed September 15, 2025

General

1.
Please provide your analysis regarding why the Initial Conversion Shares and Subsequent Conversion Shares are eligible to be registered at this time.  Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11 for guidance.

Response:

In response to the Staff’s comment, we note that Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations (the “Securities Act CDIs”) provides that “a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Mr. Eranga Dias and Ms. Asia Timmons-Pierce
Securities and Exchange Commission
October 2, 2025

The following is the Company’s analysis that there was a completed private placement of the secured convertible promissory notes underlying the Initial Conversion Shares and the Subsequent Conversion Shares prior to the Company’s attempt to register the resale thereof, in accordance with the Staff’s guidance in Question 139.11 of the Securities Act CDIs:

1.	On September 8, 2025, before the S-1 was filed, the Selling Stockholder and the Company executed a Note Amendment Agreement that provided for the following:

(i)	the amendment and restatement of a secured convertible promissory note originally issued on July 12, 2024 (the “Initial Convertible Note”);

(ii)
the amendment and restatement of a subsequent secured convertible promissory note originally issued on October 24, 2024 (the “Subsequent Convertible Note” and, together with the Initial Convertible Note, the “Convertible Notes”);

(iii)
the amendment of outstanding warrants to purchase approximately 463,223 shares of the Company’s Class A common stock, par value $0.00001 (the “Common Stock”) issued on November 14, 2024 and December 9, 2024 (the “Initial Warrants”); and

(iv)
the issuance of additional warrants, on September 8, 2025, to purchase up to 2,000,000 shares of the Company’s Common Stock accompanying certain amendments to the Convertible Notes (the “Additional Warrants” and, together with the Convertible Notes and the Initial Warrants, the “Securities”).

2.
Therefore, the Securities had been issued to the Selling Stockholder in a completed private placement in reliance upon the Section 4(2) exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), prior to the filing of the S-1.

3.	The purchase price for each of the Securities was established prior to the filing of the S-1.

4.
Such purchase prices for the Securities were not contingent on the market price of the Company’s securities at the time of effectiveness of the S-1 or at any subsequent date, and therefore the Selling Stockholder was subject to market risk at the time of the filing of the S-1.

5.
Under Question 139.11 of the Securities Act CDIs, when a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security (here, the Securities), not to the underlying common stock.

Based upon the foregoing, the Company believes the requirements of Question 139.11 of the Securities Act CDIs have been satisfied to allow the S-1 to be filed for the resale of the shares of Common Stock registered thereunder by the Selling Stockholder.

Mr. Eranga Dias and Ms. Asia Timmons-Pierce
Securities and Exchange Commission
October 2, 2025

If you have any further requirements, please contact the undersigned at (650) 564-7820 or jon.layman@momentus.space.

Sincerely,

/s/ Jon Layman
Jon Layman
Chief Legal Officer and Corporate Secretary, Momentus Inc.

cc:	Stephen C. Hinton, Bradley Arant Boult Cummings LLP